Exhibit 99.1
Conformed Copy
June 5, 2006
VOTE THE ENCLOSED BLUE PROXY CARD TO ELECT JO LUNDER
AND LARRY ZIELKE, INDEPENDENT NOMINEES COMMITTED
TO THE INTERESTS OF ALL SHAREHOLDERS
— VOTE AS SOON AS POSSIBLE TO ENSURE YOUR VOTE IS COUNTED.
Dear Fellow VimpelCom Shareholders:
The June 23 VimpelCom Annual General Meeting (AGM) is an important event that could significantly impact VimpelCom’s future development and ability to create value for all shareholders.
There are a number of important decisions that the VimpelCom Board of Directors must act on in the near future that will directly and materially impact all shareholders. At stake in this election are:
•	A possible transaction involving Kyivstar.
•	The future development of VimpelCom in rapidly maturing markets.
•	VimpelCom’s future budgets and business plans.
•	An acquisition and expansion strategy based on sound economics.
•	Restoration of transparency, corporate governance and financial controls.
Because of these important decisions, we believe it is essential that shareholders elect a balanced, fair and experienced Board of Directors that will represent all shareholders’ interests - a Board that has both the international and regional experience required to guide the company going forward.
A Balanced, Fair Board

Achieving a balanced, fair Board is in the hands of VimpelCom’s public shareholders. Your active participation in the upcoming AGM will determine who guides VimpelCom’s future development.
As you know, based on the cumulative voting procedures that will be used at the AGM, Alfa is virtually assured of electing four directors and Telenor, three directors. The public shareholders will determine the remaining two directors. We believe Jo Lunder and Larry Zielke are the strongest of the three independent candidates for election to the Board at the AGM and that, if elected, VimpelCom and its shareholders will benefit from their integrity and expertise in the coming year.
•	Jo Lunder was VimpelCom’s CEO for three years, during which time he turned the company around. He was also the Chairman for two years — a period when the Board operated fairly and efficiently and was committed to good corporate governance. His voting record on the Board proves his independence – he has never favored either Telenor or Alfa in his decisions.
•	Larry Zielke is a US-qualified lawyer with extensive experience in Russia and other emerging markets. His expertise in corporate governance and complex shareholder situations is a critical skill for VimpelCom’s Board. Larry Zielke will be an independent voice for all shareholders of VimpelCom.

Consider what may happen if five Alfa-controlled directors are elected to the Board:
•	Alfa’s initiatives will be approved by a majority of the Board, regardless of their impact on other shareholders.
•	A majority of the Board will lack the international and regional competence in mobile telecommunications and international standards of governance that are essential for VimpelCom’s future development.
•	A majority of the Board will be inclined to promote Alfa’s interests before those of other shareholders.
A Competent Chairman of the Board

Also at stake in this AGM is the election of the Board’s Chairman. If Jo Lunder and Larry Zielke are elected, it is possible that Mr. Lunder will once again be elected to serve as Chairman of the Board.
During his two-year tenure as Chairman (October 2003 to June 2005), the VimpelCom Board was impartial, efficient and effective. Decisions were made in accordance with the company’s charter, with an emphasis on transparency, financial controls and respect for minority shareholders’ rights.
Since Jo Lunder stepped down as Chairman, corporate governance has deteriorated and the financial controls built into VimpelCom’s charter have been ignored.
VimpelCom’s Acquisition of Kyivstar

A critical growth strategy for VimpelCom is the acquisition of Kyivstar — a transaction Telenor wholeheartedly supports. Acquiring Kyivstar is the most (and perhaps only) attractive way for VimpelCom to enter the Ukrainian market. Kyivstar is a dominant, trusted and experienced player in Ukraine and, as that market matures, a combined VimpelCom-Kyivstar has the potential to create operational, management and technological synergies that will lead to even greater growth and profitability.
This potential transaction is one of the main reasons we believe it is critical to have a fair, balanced and independent Board of Directors. The Board must ensure that a VimpelCom-Kyivstar transaction benefits all shareholders — not just Alfa — and is executed in the most transparent and efficient manner.
An End to Alfa’s Attacks

Telenor would like to see an end to Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar. That is why we have proposed, as a prerequisite to selling our controlling stake in Kyivstar, a market-based separation mechanism that will address the shareholder issues in VimpelCom. This mechanism would enable Alfa or Telenor to buy out the other’s interest in VimpelCom. The proposed separation mechanism is an open and transparent process that would be fair to all shareholders.
Here’s how it would work:
▪	The separation mechanism can be initiated unconditionally by either party at any time following the conclusion of the Kyivstar transaction.

▪	The minimum offer price would not be less than the six-month weighted average VimpelCom share price.

▪	There would be a multiple round bid process, with the winning bidder obligated to buy out the other party’s shares.

▪	The winning bidder would also be required to extend an offer to all other shareholders at a price not less than the price of the winning bid.
Unfortunately, Alfa has refused to negotiate in good faith the terms of the separation mechanism and, through its intransigence, has at least temporarily halted discussions of the proposed Kyivstar transaction.
By its refusal to accept the proposed separation mechanism, Alfa is blocking VimpelCom’s acquisition of Kyivstar — a transaction that could create a mobile telecom powerhouse in the region. A combined VimpelCom-Kyivstar would have 65 million subscribers and be the dominant player in the two largest markets in the CIS. We believe it would be the best in class in terms of its growth and profitability.
Alfa recently sent a letter to VimpelCom shareholders that contains various false and misleading statements. What is missing from Altimo’s letter is any strategic vision for VimpelCom as it competes in maturing markets. Altimo’s letter focuses solely on Alfa’s version of the recent past, and contains no proposals for VimpelCom’s future development.
Telenor’s Vision for VimpelCom

•	Telenor supports VimpelCom’s entry into the Ukrainian market through the acquisition of Kyivstar, the Ukrainian market leader. We continue to believe that the URS acquisition lacks a credible business plan and is a mistake that will destroy shareholder value in VimpelCom.

•	Telenor supports VimpelCom’s expansion outside Russia. We have supported the company’s expansion in Uzbekistan, Kazakhstan and Tajikistan, and we fully support its expansion elsewhere as long as it makes economic sense and builds on a strong underlying story.

•	Telenor’s objective is to build VimpelCom into the strongest, most valuable mobile operator in the CIS. It is Alfa that has conflicts of interest, with its multiple investments in other mobile telecom companies operating in the region, including MegaFon and Turkcell, which owns a large Ukrainian mobile operator and, through Fintur, has interests in several other CIS mobile operators.

•	With its industry knowledge and operating model, Telenor offers VimpelCom proven strategic guidance and operational support. This gives VimpelCom a competitive edge as subscriber acquisition comes to an end in several markets in the region.

•	The nominees on the BLUE proxy card are independent of Telenor. They have no economic interest that is linked to Telenor. What they do possess are the integrity, competence and experience (at both the international and regional levels) to guide VimpelCom in the future.
We Ask for Your Support

We urge you to participate in the AGM and vote for Jo Lunder and Larry Zielke. Both have the integrity and experience to lead VimpelCom in the future.

The enclosed BLUE proxy card enables you to ensure that your votes are cumulated in the optimal manner to result in the election of Jo Lunder and Larry Zielke. Your votes are critical to appointing Jo Lunder and Larry Zielke to the Board. Only if both nominees are elected can Mr. Lunder be returned to the post of Chairman of VimpelCom’s Board.
VimpelCom’s Board must resume its important watchdog role of protecting the interests of all shareholders. A functional, independent Board is critical for VimpelCom to continue creating value for shareholders. We hope you share our vision for VimpelCom and will vote for Jo Lunder and Larry Zielke.
Sincerely,
/s/ Jan Edvard Thygesen
Jan Edvard Thygesen
Executive Vice President and
Head of Eastern and Central Europe

If you have any questions, or need assistance in voting your shares, please call Innisfree M&A Incorporated.
From the U.S. or Canada: 877 825 8971 (toll free)
From within the EU: 00800 7710 9971 (free phone)
From other locations, please call collect:
+1 412 232 3651 (United States) or +44 20 7710 9960 (London).

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this letter, such forward looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom and/or Closed Joint Stock Company “Kyivstar G.S.M.”, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

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